AMENDMENT TO

SUBADVISORY AGREEMENT

This Amendment, dated as of March 1, 2022, is to the Subadvisory Agreement dated as of January 1, 2021, by and between Templeton Investment Counsel, LLC (“TICL”), a Delaware limited liability company, on behalf of Foreign Smaller Companies Series (the “Fund”), a series of Templeton Institutional Funds and Franklin Templeton Investments Corp. (“FTIC”), an Ontario, Canada corporation, as amended to date (the “Agreement”).

WITNESSETH:

WHEREAS, TICL and FTIC wish to amend paragraph 3(a) of the Agreement; and

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

3. (a) TICL shall pay to FTIC a monthly fee in U.S. dollars equal to 25% of the net investment advisory fee payable by the Fund to TICL (the “Net Investment Advisory Fee”), calculated daily, as compensation for the services rendered and obligations assumed by FTIC during the preceding month.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party effective as of the date set forth above.

TEMPLETON INVESTMENT COUNSEL, LLC

By: /s/ Antonio Docal Date: 05-05-2022

Name: Antonio Docal

Title: President

FRANKLIN TEMPLETON INVESTMENTS CORP.

By: /s/ Duane Green  Date: 05-05-2022

Name: Duane Green

Title: Chairman, President & Chief Executive Officer